July 30, 2025

Wei Xiao
Chief Executive Officer
Barentsz Capital Ltd
Room 903, 9/F.,
Singga Commercial Centre,
144-151 Connaught Road West,
Sai Ying Pun, Hong Kong

       Re: Barentsz Capital Ltd
           Draft Registration Statement on Form F-1
           Submitted July 3, 2025
           CIK No. 0002074160
Dear Wei Xiao:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise your cover page to identify your controlling shareholder, as well as to state their total voting power and how much of their voting power stems from the
       Class B Ordinary Shares. Please also disclose, if true, that the controlling shareholder will have the ability to determine all matters requiring approval by shareholders.
       Disclose the disparate voting features of your Class A and Class B Ordinary Shares.
2. Please remove language stating or implying that you are not a China-based issuer. In this regard, we note that while you operate solely in Hong Kong, the risks applicable
 July 30, 2025
Page 2

       to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. Please revise your disclosure here and throughout the registration statement to clarify that that legal and operational risks associated with operating in China also apply to operations in Hong
Kong.
3. Please address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a
       U.S. or other foreign exchange.
Prospectus Summary, page 2

4. Provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the registrant and your subsidiary and direction of transfer. Quantify any dividends or distributions that the subsidiary has made to the company and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors. Corporate History and Company Structure, page 4

5. Please revise your diagrams to identify the person or entity that owns the equity in each of the entities depicted in your diagram, such as the owner of the other 49% of
       Premier ESG Services Limited, and include the ownership of your Class B Ordinary
       Shares. Additionally, clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.
Summary of Risk Factors
Risks Relating to Doing Business in the Jurisdictions in which We Operate, page
7

6. Please expand your disclosure to address the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also include a cross-reference to the relevant individual detailed risk factor for each of the risks related to having the majority of the company's operations in China/Hong Kong.
7. Disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you
 July 30, 2025
Page 3

       have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also indicate, if true, as you do on the cover page, that you relied on the opinion of your PRC counsel,
       Jiangsu Junjin Law Firm, with respect to your conclusions.
Risk Factors, page 11

8. We note your disclosure on page 48 that your services are non-recurring in nature and that your results of operations could be affected if you do not secure new sizable customer mandates. Please revise to include a risk factor that addresses this aspect of your business.
9. We note your disclosure on page 77 that you will not complete the offering unless you receive approval to list on the Nasdaq Capital Market. Please expand your risk factors and other related disclosure to disclose this contingency and to address the potential consequences of failing to receive approval to list on Nasdaq.
Risks Relating to Our Business and Industry
We have a substantial customer concentration..., page 16

10. Please clarify in this risk factor, if true, that one of your top two customers during the fiscal year ended April 30, 2025 was a related party.
If our technological capabilities fail to achieve..., page 18

11. We note your disclosure regarding your "mobile applications." Please expand your disclosure here and throughout to clarify the role of your mobile applications in your business to provide context to investors regarding the scope of this risk.
Risks Relating to our Class A Ordinary Shares and this offering
As a foreign private issuer, we are permitted to adopt certain home country practices..., page
24

12. We note your statement that you "plan to rely on some home country practices with respect to [your] corporate governance." Please expand this risk factor to include more detail on the specific home country practices on which you intend to rely. Please also reconcile this disclosure with your statement on page 73 indicating that you "intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 46

13. We note your disclosure here that the Class A Ordinary Shares and Class B Ordinary
       Shares have "no par value per share." Elsewhere, you state that the Class A Ordinary
       Shares and Class B Ordinary Shares have par value $0.00001. Please revise for consistency.
 July 30, 2025
Page 4

Business, page 57

14. We note your disclosure that your "direct and indirect client count has reached approximately 21 clients," and that you have earned your clients loyalty "evidenced by high client repurchase rates." Please clarify what you mean by "indirect clients"
       and elaborate on your client "repurchase rates" and tell us whether this is a metric you track. In this regard, we note your disclosure on page 48 that your services are non-
       recurring in nature and that revenue from prior customers is not expected to recur after completion of their projects.
Related Party Transactions, page 75

15. Please provide the information required by Item 7 of Form 20-F for the period since the beginning of your preceding three financial years up to the date of the document.
       In this regard, it appears you have only provided disclosure for the period since the beginning of your last financial year.
Description of Securities
Ordinary Shares
Class B Ordinary Shares, page 76

16. Please disclose whether the Class B Ordinary Shares have any sunset provisions that limit the lifespan of the shares.
Exhibit Index, page II-3

17. We note your disclosure that you have entered into employment agreements with your executive officers. We also note that you have included a placeholder for a "Form of
       Employment Agreement between the registrant and its officers" in the exhibit index.
       Once available, please file the executed agreements with your executive officers and revise to include a summary of the material terms of each agreement, if applicable.
       Refer to Item 601(b)(10)(iii)(A).
General

18. We note you define "Shares" and "Ordinary Shares" as referring to both your Class A
       Ordinary Shares and Class B Ordinary Shares. Please revise your disclosure throughout the registration statement to clearly distinguish between the Class A
       Ordinary Shares and the Class B Ordinary Shares when discussing the offered securities. For example, we note you state on page 10 that the underwriters will have a forty-five day option to purchase additional "Ordinary Shares" following the date of the prospectus and on page 85 you reference Class B Ordinary Shares "sold in the offering." In these and similar circumstances, please revise to clarify that the only securities currently available for investment through the registration statement or to the underwriters in connection with the registration statement are Class A Ordinary
       Shares.
19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not they retain copies of the communications.
 July 30, 2025
Page 5

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Erik Mengwall